Gibson, Dunn & Crutcher LLP

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Houston, TX 77002-6117
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January 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Cindy Polynice
Joe McCann
Jenn Do
Kevin Vaughn

Re:	AgeX Therapeutics, Inc.
Registration Statement on Form S-4
Filed November 14, 2023
File No. 333-275536

Ladies and Gentlemen:

This letter is submitted on behalf of AgeX Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 (File No: 333-275536) filed on November 14, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated December 18, 2023 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter (italicized) has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4 filed November 14, 2023

Cover Page

1.	Please revise the cover page to disclose, if true, that the listing approval for Serina’s securities on the NYSE American is a closing condition of the merger and that the condition will not be waived.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on page 6 of Amendment No. 1 to reflect the Staff’s comment.

Abu Dhabi ● Beijing ● Brussels ● Century City ● Dallas ● Denver ● Dubai ● Frankfurt ● Hong Kong ● Houston ● London ● Los Angeles Munich ● New York ● Orange County ● Palo Alto ● Paris ● Riyadh ● San Francisco ● Singapore ● Washington, D.C.

U.S. Securities and Exchange Commission

January 16, 2024

Questions and Answers about the Merger, page 1

2.	Please add a question and answer highlighting and explaining why the AgeX shareholders are not receiving a proxy to vote at the Special Meeting on whether to approve the Merger Agreement. With reference to the disclosure on page 182, explain what, if any, approval or consent is required and when it will be sought.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 182 of Amendment No. 1 to reflect the Staff’s comment.

3.	Please add a question and answer highlighting and explaining Juvenescence’s interests in AgeX, Serina and the combined company. Discuss Juvenescence’s role in AgeX’s strategic review process, including its role in locating and negotiating the Merger Agreement and funding Serina. Explain Juvenescence’s ability to exert control over matters subject to shareholder approval. Discuss risks associated with Juvenescence’s interests, including conflicts of interests.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4-5 of Amendment No. 1 to reflect the Staff’s comment.

4.	Please add one or more questions and answers highlighting, if true, that AgeX’s board did not shop the company, value the companies in terms of absolute/dollar values, or receive a fairness opinion from an independent advisor.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1 to reflect the Staff’s comment.

Q. Why are the two companies proposing to merge?, page 2

5.	With reference to your disclosure on page 41 concerning the elimination of in-house research and development beginning in 2020, please revise to clarify the combined company’s plans with respect to AgeX’s legacy assets/programs. It should be clear whether the combined company’s operating plan contemplates funding the development of any AgeX programs. With reference to the disclosure on page 39, clarify the current plan for the legacy AgeX assets following the Merger.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 14, 36, 230, 232 and 407 of Amendment No. 1 to reflect the Staff’s comment.

Prospectus Summary, page 13

6.	Please balance the current discussion by providing equally prominent disclosure that Serina has not received FDA approval for any of its product candidates and that its lead product candidate remains in pre-clinical development.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 253, 256 and 261 of Amendment No. 1 to reflect the Staff’s comment.

Risk Factors Related to the Merger, page 25

7.	You state in the risk factor on page 26 that, among other things, upon termination of the Merger Agreement, “AgeX may be required to pay Serina a termination fee of $1,000,000 million or up to $1,000,000 in expense reimbursements; or Serina may be required to pay AgeX a termination fee of $1,000,000 million or up to $1,000,000 in expense reimbursements;”. However, section 9 of the merger agreement seems to indicate the termination fee is only “$1,000,000” instead of “$1,000,000 million”, in both instances. Please revise accordingly or explain.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 25 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

Risk Factors, page 25

Risks Related to AgeX, page 33

8.	On pages 33-34 and 72, you refer to “net operating losses”, “net operating losses from continuing operations” and “net operating losses from operations”. Please revise to clarify to which line items you are actually referring in each instance, as we note from the face of your audited and unaudited financial statements that no such line items are presented. Instead, you present such measures as Loss from operations, Net loss from continuing operations and Net loss.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32-33 and 71 of Amendment No. 1 to reflect the Staff’s comment.

Background of the Merger, page 134

9.	Please revise the disclosure at the top of page 136 to disclose the dates and amounts of these loans.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of Amendment No. 1 to reflect the Staff’s comment.

10.	Please revise the October 7, 2022 entry to explain and quantify Serina’s stated need for additional funding in connection with the deal. Add disclosure to describe the negotiations that the parties (AgeX, Juvenescence and Serina) undertook over the ensuing months concerning potential financing arrangements for Serina’s benefit.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of Amendment No. 1 to reflect the Staff’s comment.

11.	Revise the October 19, 2022 entry to explain “the risks of the structure of the deal.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 to reflect the Staff’s comment.

12.	Revise the October 21, 2022 entry to discuss the material terms contained in the initial term sheet. Explain, as applicable, whether the initial term sheet contemplated that the combined company’s operations would focus on advancing AgeX’s programs and whether those assets/operations would remain with the combined company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 to reflect the Staff’s comment.

13.	With reference to the October 21, 2022 entry, explain the basis for AgeX’s and Juvenescence $100 million initial valuation for Serina and their $50 million initial valuation for AgeX. Explain the reason(s) why the parties subsequently changed from absolute to relative valuations, and any advantages and drawbacks to this new approach.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

14.	With reference to the November 9, 2022 entry, explain why the AgeX board sought to remove the fairness opinion condition. Also explain why Dr. Bailey resigned from the AgeX Special Committee.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 136 of Amendment No. 1 to reflect the Staff’s comment.

15.	Revise the March 8, 2023 entry, and earlier ones, as applicable, to explain why Juvenescence loaned the $10 million to AgeX as opposed to Serina given that the cash was intended to fund Serina’s operations. Explain here, or elsewhere, as applicable, how the Merger will impact the status of these loans. For instance, disclose whether a debt obligation will remain outstanding to Juvenescence, or whether the debt will be converted to equity, or something else.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of Amendment No. 1 to reflect the Staff’s comment.

16.	With reference to the March 9, 2023 entry, please discuss, if known, why Dr. West resigned as a director of AgeX.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 139 of Amendment No. 1 to reflect the Staff’s comment.

17.	Please revise the July 7 and July 10 entries to discuss the negotiations for the structuring of the remaining assets of AgeX prior to the closing of the Merger.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 144 of Amendment No. 1 to reflect the Staff’s comment.

18.	Revise the July 27, 2023 entry to explain the issues raised concerning the corporate restructuring plans. Similarly revise the August 2 entry and all other entries addressing AgeX’s current operations and corporate restructuring plans.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 146 of Amendment No. 1 to reflect the Staff’s comment.

19.	With reference to the August 5 entry, explain why Serina negotiated to have a NewCo entity assume all of the liabilities of AgeX.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 of Amendment No. 1 to reflect the Staff’s comment.

20.	With reference to the August 9, 2023 entry, please revise here and elsewhere as applicable to explain when a “majority of the minority vote” is required, and whether equity interest in the target entity is the sole determining factor. Discuss the diligence, if any, the AgeX board conducted to reach its determination.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully responds that the Company is not aware of circumstances where a “majority of the minority” vote is required by law. The Company directs the Staff to the Delaware Supreme Court’s decisions in Corwin v. KKR Financial Holdings LLC, 125 A.3d 304 (Del. 2015), and Kahn v. M & F Worldwide Corporation, 88 A.3d 635 (Del. 2014), and their progeny, regarding the circumstances where a “majority of the minority” vote may permit the board of a Delaware corporation to rely on the business judgement rule in the context of an M&A transaction.

AgeX’s Reasons for the Merger, page 151

21.	We note several references to “advisors” in this section and elsewhere. Please clarify whether at any point in the 2020-2023 timeframe the board hired a financial advisor to assess its strategic options and to shop the company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 153 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

22.	Explain, as applicable, how the board was able to determine that the proposed merger with Serina creates “the most value for the AgeX stockholders” absent any apparent (i) dollar valuations of the AgeX and Serina companies or their assets or (ii) assessment of what other private companies were willing to pay to conduct a reverse merger transaction with a publicly listed company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 150 and 153 of Amendment No. 1 to reflect the Staff’s comment.

23.	Identify the “other strategic options” that the AgeX Board reviewed and analyzed with its advisors.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 150 of Amendment No. 1 to reflect the Staff’s comment.

24.	Please disclose whether AgeX’s board conducted or considered any financial analyses that resulted in a valuation of either AgeX or Serina. In particular, discuss whether AgeX’s board conducted or considered a liquidation analysis or analysis of precedent reverse merger transactions. To the extent they were not conducted, explain why.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 153 of Amendment No. 1 to reflect the Staff’s comment.

25.	Explain why the AgeX board decided not to obtain an independent fairness opinion. In light of Juvenescence’s control of AgeX and its board representation and financial interest in Serina, explain whether AgeX considered the fairness of the Merge to AgeX’s unaffiliated stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 153 of Amendment No. 1 to reflect the Staff’s comment.

26.	Discuss the board’s material assumptions with respect to the AgeX’s current operations and corporate restructuring plans. With reference to the disclosures on page 178, it is unclear whether and how the Board considered and, as applicable, valued, the Reverse Bio and other Legacy assets in terms of the fairness of the Exchange Ratio.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 150 of Amendment No. 1 to reflect the Staff’s comment.

27.	With reference to the disclosure in the second bullet point on page 152, discuss here or elsewhere as applicable Serina’s operating and plans and cash burn rate of the combined company. Explain whether the Board received any financial forecasts or projections from Serina or its advisors regarding future Serina revenues or expenses.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 148 and 154-155 of Amendment No. 1 to reflect the Staff’s comment.

28.	With reference to the disclosure in the fourth bullet point on page 152, discuss whether the Board considered that the combined company currently is slated to have an interim CEO and an interim CFO.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

Serina’s Reasons for the Merger, page 156

29.	With reference to the first bullet point on page 157, disclose the implied valuation of Serina.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 157 of Amendment No. 1 to reflect the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Merger, page 165

30.	Please add a section that addresses the material U.S. federal tax consequences of the Merger to the AgeX stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 165-166 of Amendment No. 1 to reflect the Staff’s comment.

31.	Please revise the disclosures on pages 8 and 166 to disclose the tax consequences of the Merger to the Serina holders. We note that the current disclosure states the tax consequences assuming that the Merger qualifies as a Section 368(a) reorganization. Also, provide a tax opinion of counsel. Please refer to Staff Legal Bulletin No. 19 concerning assumptions and when tax opinions are required.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 165-166 of Amendment No. 1 and respectfully advises the Staff that tax opinions will be filed by amendment.

Proposal No. 4: Approval of the Combined Company Charter, page 212

32.	With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon. For instance, and without limitation, we note the new staggered board requirements discussed on page 378. For additional guidance, please refer to the interpretations available at: https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1 to reflect the Staff’s comment.

Description of AgeX’s Business

Recent Developments, page 220

33.	You disclose here that on November 9, 2023 AgeX sent notice to the licensee and sublicensees of patent rights for certain uses of HyStem hydrogel products that AgeX was terminating the license and sublicense agreements. Revise this section as well as AgeX’s MD&A to quantify the expected impact of these terminations. Quantify the impact these license agreements had on recent periods.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 226 and 317 of Amendment No. 1 to reflect the Staff’s comment.

Recent Developments, page 220

34.	We note that you “sent a notice to the licensee and the sublicensee of patent rights for certain uses of HyStem hydrogel products, informing them that AgeX was exercising its rights to terminate. . . .” Please revise to disclose if there are any responsibilities left for the parties to perform, the payment terms of this licensing agreement, including any upfront payments paid, royalty rates, and if there are any payments left to be made prior to the termination date. Moreover, please revise to disclose what, if any, are the implications of this termination to your patent applications that have licensed Lineage components.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 226 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

Description of Serina’s Business, page 248

35.	We refer to the POZ technology advantages included in the bullet points on page 248. Please tell us your basis for making these comparisons and performance claims given the status of product development. Revise, as applicable, to discuss whether Serina has tested its candidates against FDA-approved PEG drugs. Revise all references to “studies” to clarify whether these studies are preclinical in nature.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 253, 256, 259-263, 266-268, 270, 272, 274 and 276-278 of Amendment No. 1 to reflect the Staff’s comment.

Serina’s Development Pipeline, page 251

36.	Revise to disclose the reason(s) why Serina determined not to advance SER 214. Discuss when that decision was made and, if applicable, when the search for partnership opportunities commenced.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 256 of Amendment No. 1 to reflect the Staff’s comment.

37.	With reference to the three product candidates involving existing drug conjugates, please disclose whether Serina has a license or will need a license to commercialize a pipeline product that uses/modifies an existing drug using its POZ drug delivery technology.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 256 of Amendment No. 1 to reflect the Staff’s comment.

Company and POZ Development Background, page 252

38.	We note on page 255 that Serina and Pfizer, Inc. entered into a non-exclusive license agreement. Please revise to disclose whether the upfront payment has been made and disclose the amount rather than a range or advise. Also disclose the royalty rate (or a range within 10 percentage points). File the agreement as an Exhibit or advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 260, 281, 336, F-93 and F-117 of Amendment No. 1 to reflect the Staff’s comment. The Company further respectfully advises the Staff that Serina does not believe that the non-exclusive license agreement with Pfizer is a material contract required to be filed pursuant to Item 601 of Regulation S-K. In reaching this conclusion, Serina determined that the Agreement was made in the ordinary course of its business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. The Company respectfully advises the Staff that companies engaged in biopharmaceutical development, such as Serina, routinely enter into non-exclusive license agreements in the ordinary course of business to monetize its intellectual property. Such ordinary course agreements need not be filed as exhibits unless they are contracts upon which the business is substantially dependent. The Company respectfully advises the Staff that a termination of the Pfizer agreement would not require Serina to cease its research and development efforts in its product pipeline or impair its ability to seek other partners to out-license its POZ technology.

For these reasons, Serina is not substantially dependent on the Pfizer agreement. While the Company determined to disclose the existence of this arrangement, and included additional terms regarding the Pfizer agreement in Amendment No. 1 in order to provide investors with meaningful information about how Serina is executing on its strategy and plans, such agreement is not a “material contract” within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

U.S. Securities and Exchange Commission

January 16, 2024

39.	We note that “Serina completed a successful SER 214 Phase 1a clinical study in 19 subjects in July 2017.” Please revise your disclosure on page 258 to discuss the objective results for the 19 patients, the safety endpoints, and the p-values.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 259, 263 and 265 of the Amendment No. 1 to reflect the Staff’s comment

Serina-Owned Intellectual Property, page 279

40.	Please revise to disclose for each material patent and patent application the expiration date and the type of patent protection for Serina’s POZ technology.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 284-288 of Amendment No. 1 to reflect the Staff’s comment.

AgeX Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 310

41.	You disclose that on November 7, 2023 you modified the terms of preferred stock to permit the preferred stock to qualify as permanent equity. Please provide us with the details of the modifications and how you evaluated the revised terms in determining that the preferred stock qualified as permanent equity. Provide us with your detail analysis of the applicable accounting guidance in determining that equity treatment was appropriate, citing the guidance considered and that you relied upon.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that, on July 24, 2023, the Company issued to Juvenescence 211,600 shares of a newly authorized AgeX Series A preferred stock and 148,400 shares of a newly authorized AgeX Series B preferred stock in exchange for the cancellation of a total of $36 million of indebtedness consisting of the outstanding principal amount of certain loans made by Juvenescence to AgeX and loan origination fees accrued with respect to those loans. The cancellation of indebtedness in exchange for the AgeX Series A preferred stock and AgeX Series B preferred stock (collectively, the “AgeX preferred stock”) was conducted pursuant to an Exchange Agreement between AgeX and Juvenescence. A copy of the Exchange Agreement has been filed as Exhibit 10.1, to AgeX’s Current Report on Form 8-K filed with the Commission on July 21, 2023 and is incorporated by reference into the Registration Statement as Exhibit 10.44. The Company intended that AgeX preferred stock would be treated as permanent equity for financial accounting purposes. However, AgeX subsequently determined that the original terms of AgeX preferred stock pertaining to a “deemed liquidation” did not explicitly specify whether a “deemed liquidation” event would include a transaction not approved by the Company and whether AgeX preferred stock holders would receive the same type of consideration as holders of AgeX common stock, which could result in AgeX preferred stock being considered to contain a contingent redemption provision that is not solely within AgeX’s control and could require that AgeX preferred stock be presented outside of permanent equity in the mezzanine section of the condensed consolidated balance sheet as of September 30, 2023. To permit AgeX preferred stock to qualify as permanent equity, on November 7, 2023, Section 3(b) of the Certificates of Designation of the AgeX Series A preferred stock and AgeX Series B preferred stock was amended (i) to clarify that certain change of control or disposition of asset transactions would be treated as a deemed liquidation if the applicable transaction is approved by the AgeX Board or AgeX stockholders, and (ii) to provide that in case of such a deemed liquidation transaction holders of AgeX preferred stock would receive the same type of consideration as that distributed or paid to holders of AgeX common stock.

U.S. Securities and Exchange Commission

January 16, 2024

Before and after amendment Liquidation Preference clause

The following describes the amendments to the Certificates of Designation of the AgeX preferred stock. The deemed liquidation provisions of the AgeX Series A preferred stock and AgeX Series B preferred stock are addressed in Section 3(b) of the applicable Certificate of Designation of the respective series of AgeX preferred stock.

In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of AgeX, subject to the preferences and other rights of any senior stock, before any assets of AgeX shall be distributed to holders of AgeX common stock or other junior stock, all of the assets of AgeX available for distribution to stockholders shall be distributed among the holders of AgeX Series A preferred stock and AgeX Series B preferred stock and any other “parity stock” that may be issued ranking parri passu with the AgeX preferred stock with respect to liquidation rights, in proportion to the number of shares of AgeX Series A preferred stock, AgeX Series B preferred stock and parity stock held by each such holder as of the record date for the determination of holders entitled to receive such distribution, until AgeX shall have distributed to the holders of those shares an amount of assets having a value equal to the subscription price per share. If the assets of AgeX shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of AgeX Series A preferred stock, AgeX Series B preferred stock and any parity stock shall be ratably distributed among such holders.

Section 3(b) of AgeX preferred stock as originally issued during July 2023 provided:

“The (i) acquisition of the Corporation by another entity by means of any transaction or series of transactions (including, without limitation, any reorganization, merger or consolidation) in which the stockholders of the Corporation immediately before such transaction or series of transactions do not own a majority of the outstanding stock of the surviving or acquiring corporation upon completion of such transaction or series of transactions or (ii) a sale of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions shall be deemed a liquidation under this Section.”

Section 3(b) of AgeX preferred stock as amended on November 7, 2023 now provides:

“The (i) acquisition of the Corporation by another entity by means of a reorganization, merger, or consolidation approved by the Board of Directors or the stockholders of the Corporation, in which the stockholders of the Corporation immediately before such transaction do not own a majority of the outstanding stock of the surviving or acquiring corporation upon completion of such transaction, or (ii) a sale of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions, shall be deemed a liquidation under this Section (a “Deemed Liquidation”). In the case of a Deemed Liquidation event pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Liquidation Consideration”), a holder of shares of [Series A] [Series B] Preferred Stock shall receive, in the amount and manner provided in Section 3(a), the kind of Liquidation Consideration that holders of Common Stock would otherwise be entitled to receive in such Deemed Liquidation. In the event that holders of shares of Common Stock have the opportunity to elect the form of consideration to be received in the Deemed Liquidation Event, the consideration that the holders of shares of [Series A] [Series B] Preferred Stock shall receive shall be the form of consideration elected by the holders of the shares of Common Stock who participate in the determination.”

U.S. Securities and Exchange Commission

January 16, 2024

Analysis to Support Permanent Equity Classification of AgeX Preferred Stock

The following reflects the Company’s analysis under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 480 to support permanent equity classification for the AgeX Series A preferred stock and the AgeX Series B preferred stock upon amendment of the agreement:

I.	Are the AgeX Series A preferred stock and AgeX Series B preferred stock liability classified pursuant to ASC 480?

The first step in evaluating the classification of the preferred stock is to determine whether the AgeX Series A preferred stock and the AgeX Series B preferred stock falls under the guidance outlined in ASC 480-10-25 for being a liability. ASC 480-10-25 requires that issuers classify as liabilities the following three types of freestanding financial instruments:

1)	Mandatorily redeemable financial instruments;
2)	Obligations to repurchase the issuer’s equity shares by transferring assets; and
3)	Certain obligations to issue a variable number of shares.

Guidance		Analysis
1.	Mandatorily redeemable financial instruments as defined in ASC 480-10-25-4 to 7:	AgeX preferred stock

Redemption of AgeX Series A preferred stock and AgeX Series B preferred stock

ASC 480-10-25-4 - A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Subtopic. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of a mandatorily redeemable instrument (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.

Paragraph B25 of the Background Information and Basis for Conclusions of FASB Statement 150, states, in part:

[T]he Board considered whether to include within the scope of this Statement shares that could be redeemed — mandatorily, at the option of the holder, or upon some contingent event that is outside the control of the issuer and the holder. However, this Statement limits the meaning of mandatorily redeemable to unconditional obligations to redeem the instrument by transferring assets at a specified or determinable date (or dates) or upon an event certain to occur.

AgeX preferred stock is not redeemable, other than pursuant to Section 3(b) upon a deemed liquidation event.

As the Company is not required to pay the liquidation preference until an ordinary liquidation event or Deemed Liquidation event occurs, the redemption feature is deemed to be conditional and not mandatory. Accordingly, AgeX preferred stock does not fall under the scope of being a mandatorily redeemable instrument under ASC 480-10-25-4 to 25-7.

U.S. Securities and Exchange Commission

January 16, 2024

2.	Obligations to repurchase the issuer’s equity shares by transferring assets as defined in ASC 480-10-25-8 to 13:	AgeX preferred stock

An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:		The shares of AgeX preferred stock are outstanding shares and do not represent an obligation to repurchase shares. Therefore, AgeX preferred stock does not fall under the scope of ASC 480-10-25-8 to 25-13.

a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.
b.	It requires or may require the issuer to settle the obligation by transferring assets.

3.	Certain obligations to issue a variable number of shares as defined in ASC 480-10-25-14:	AgeX preferred stock
a. b. c.

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and settleable with a variable number of the issuer’s equity shares)

Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

AgeX preferred stock does not have any terms that would be considered an unconditional obligation to issue a variable number of shares.

Pursuant to Section 4(d) of the applicable Certificate of Designation, each share of the applicable series of AgeX preferred stock shall be convertible into a number of shares of AgeX common stock determined by dividing (x) a number equal to the number of dollars and cents comprising the subscription price, by (y) a number equal to the number of dollars and cents comprising the conversion price. The subscription price per share of AgeX preferred stock is $100 which was paid through the exchange of indebtedness for shares of AgeX preferred stock. The conversion price per share of AgeX Series A preferred stock or AgeX Series B preferred stock is $0.72 which was the closing price of AgeX common stock on the NYSE American on the last trading day immediately preceding the execution of the Exchange Agreement.

U.S. Securities and Exchange Commission

January 16, 2024

Based upon the assessment above, the Company has determined that AgeX preferred stock should not be classified as a liability under ASC 480 on the Company’s balance sheets.

II.	Do any embedded features within Series A and AgeX Series B preferred stock require bifurcation under ASC 815?

Guidance	Analysis
Step 1 – What is the nature of the host contract? To determine the nature of the host contract (i.e., the nature of the preferred stock), the guidance in ASC 815-15-25-17 was consulted:

AgeX preferred stock

The nature of the host contract is equity-like. The terms and features of AgeX preferred stock were evaluated as follows, and AgeX determined that such terms and features make AgeX preferred stock more equity-like:

ASC 815-15-25-17A requires an issuer or investor to consider the economic characteristics and risks of a hybrid instrument issued in the form of a share, including all of its stated and implied substantive terms and features, to determine whether the nature of the host contract in the share is more akin to debt or to equity. This is commonly referred to as the whole instrument approach.

Pursuant to ASC 815-15-25-17C the common terms and features that are considered and evaluated to determine the nature of the host contract include redemption rights, maturity period, dividend rights, voting rights, covenants, and conversion rights.

In determining the nature of a host contract, the guidance requires an entity to first identify all of the stated and implied substantive terms and features (e.g., a conversion option, a redemption option, voting rights, dividend rights, protective covenants) within the hybrid instrument and to determine whether those terms and features are debt-like or equity-like. The entity will then weigh each term and feature on the basis of the relevant facts and circumstances to determine the relative strength of the debt-like and equity-like terms and features. To assess the substance of relevant terms and features, it is important to determine not only which terms and features are debt-like or equity-like, but also the extent to which those terms and features are debt-like or equity-like.

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Redemption – AgeX preferred stock does not contain any mandatory redemption features.

Maturity – AgeX preferred stock does not have stated maturity dates.

Dividends – AgeX preferred stock does not pay dividends or any other rate of return.

Voting – AgeX preferred stock has certain voting rights.

Optional Conversion – AgeX preferred stock is convertible at any time into AgeX common stock at the option of the holder of Preferred Stock.

Mandatory Conversion – AgeX preferred stock will automatically convert into AgeX common stock upon the occurrence of certain events.

Collateral – There is no collateral securing any obligation of AgeX to the holders of AgeX preferred stock.

U.S. Securities and Exchange Commission

January 16, 2024

Based on the above assessment, the Company has determined that the majority of the characteristics of AgeX preferred stock are more equity-like.

III.	Is AgeX preferred stock classified in temporary or permanent equity?

Guidance	Analysis

The Company also considered one exception to temporary equity classification, as outlined under ASC 480-10-S99-3A, paragraph 3(f):

Ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268. Other transactions are considered deemed liquidation events. For example, the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer’s securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder’s option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268. However, as a limited exception, a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem).

The redemption rights of AgeX preferred stock in case of a “deemed liquidation” provide that the holders of AgeX preferred stock would always be entitled to receive the same form of consideration as the holders of AgeX common stock.

As such, the Company concluded that the limited exception provided under ASC 480-10-S99-3A (3)(f) applies and AgeX preferred stock is not required to be classified outside of permanent equity.

Based upon the analysis above, the Company concluded that AgeX preferred stock should be classified as permanent equity.

U.S. Securities and Exchange Commission

January 16, 2024

Critical Accounting Estimates, page 312

42.	In the Accounting for Warrants estimate on page 314, you state “We do not have any liability classified warrants as of any period presented.” However, we note liability classified warrants as of December 31, 2022, as indicated on the face of certain of your financial statements and accompanying footnotes (refer to pages F-4, F-7, F-14 and F-25-F-26). Please revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 319 of Amendment No. 1 to reflect the Staff’s comment.

Results of Operations, page 320

43.	Revise your discussion of your research and development expenses to clearly identify the projects you actively pursued during the periods presented. You disclose on page 326 that you have eliminating internal research and development activities. Revise to quantify the impact eliminating these activities on your research and development expenses during the periods present as well as your expectations for future periods.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 325, 327 and 330 of Amendment No. 1 to reflect the Staff’s comment.

Serina Management’s Discussion and Analysis..., page 329

44.	Please revise to disclose here, or elsewhere as applicable, Serina’s current plan for the funds to be received as a result of the Merger. Without limitation, the disclosure should specify the amounts that are planned to be allocated to each product candidate. It also should be clear whether the plan calls for those allocated funds to complete pre-clinical work and/or particular phases of clinical development. To the extent that the amended registration statement includes a Use of Proceeds section (page 389), please similarly revise that section.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 334 and 394 of Amendment No. 1 to reflect the Staff’s comment.

Serina Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 329

Results of Operations, page 334

45.	On page 335, you indicate that the decrease of $500,000 in Contract revenue “was due primarily to the absence of any contract revenue for the six months ended June 30, 2023, compared to the six months ended June 30, 2022.” On page 337, you explain that the decrease of $2.5 million in Contract revenue during 2022 was due “primarily to completion of revenue from a licensing agreement in 2021.” Please revise to clarify the facts and circumstances of these decreases for the periods presented and describe in reasonable detail the nature and significant terms of any licensing, collaboration or partnership agreements contributing to such changes.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 339 and 341 of Amendment No. 1 to reflect the Staff’s comment.

46.	To the extent you track your research and development expense by product candidate, revise your MD&A to provide a breakdown of your research and development expenses by product candidate for each period presented. If you do not track any expenses by product candidate, disclose that fact and explain why not. For the expenses which are not tracked or allocated to specific projects, provide a breakdown by type or nature of expense, such that the total reconciles to the research and development expense line item.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 336, 339 and 341 of the Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

Principal Stockholders of AgeX, page 383

47.	Please identify the natural persons with voting and/or dispositive control over the AgeX shares. Similarly revise the disclosure on page 386 to disclose the natural persons with voting and/or dispositive control over the Serina shares.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 387 of Amendment No. 1 to reflect the Staff’s comment.

Principal Stockholders of the Combined Company, page 388

48.	Please revise the next amendment to disclose the 5% or greater stockholders and their holdings.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 392-393 of Amendment No. 1 to reflect the Staff’s comment.

Selling Stockholder, page 391

49.	Please tell us your basis for registering at this time the resale of shares underlying post-merger warrants and incentive warrants.

RESPONSE: The Company acknowledges the Staff’s comment and revised Amendment No. 1 to remove the registration of the resale of the shares of AgeX common stock underlying the post-merger warrants and incentive warrants.

Unaudited Pro Forma Condensed Combined Financial Statements, page 398

Note 4: Transaction Accounting Adjustments, page 407

50.	We note the presentation of certain “Pre-Transaction Accounting Adjustments”. Please address the following:

● Revise to disclose the basis for such a separate columnar presentation of these “Pre-Transaction Accounting Adjustments” if some of them are a condition to the closing of the Merger or will automatically occur upon the Merger.

● Confirm, if true, that they qualify as Transaction Accounting Adjustments as contemplated by Rule 11-02(a)(6)(i) of Regulation S-X.

● If these are included as Transaction Accounting Adjustments, revise the descriptions of Adjustments A and B to disclose the extent to which the 2023 Exchange Agreement was entered into in direct relation to the Merger.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 409-413 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

January 16, 2024

Note 16 - Subsequent Events, page F-117

51.	Regarding the non-exclusive license agreement with Pfizer, Inc. entered into in October 2023, please revise your disclosure hereunder and elsewhere as applicable to clarify exactly how much was received as the one-time upfront payment and the date of receipt if applicable. Quantify the milestone payments and royalty as well. Revise to address the differences, if any, between the October 2023 Pfizer agreement and the one entered into on November 17, 2023. Similarly revise Serina’s MD&A discussions on page 332.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 260, 281, 336, F-93 and F-117 of Amendment No. 1 to reflect the Staff’s comment. The Company respectfully advises the Staff that there is only one Pfizer agreement, which was entered into in October 2023 and announced via a press release issued by Serina on November 17, 2023.

General

52.	With reference to your disclosures concerning the current status of AgeX’s operations, the plans for those operations, and the pro forma accounting treatment for the AgeX assets and liabilities on page 399, please provide us an analysis concerning whether AgeX is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to Closing.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it does not believe that it is a “shell company” as defined in Rule 405 of the Securities Act of 1933 (the “Securities Act”) or Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”) or that it will become one prior to the consummation of the Merger because the Company believes that it has, and will continue to have through the consummation of the Merger, operations and assets that are more than nominal. However, the Company supplementally advises the Staff that, as a result of the Company’s understanding of the Staff’s interpretations regarding the determination of shell company status, it intends to voluntarily comply with the requirements pertaining to a shell company under the Securities Act and the Exchange Act following consummation of the Merger unless such Staff interpretations, or the Company’s understanding of such Staff interpretations, regarding the determination of shell company status should change and warrant reassessment of the Company’s decision of voluntary adherence. The Company reserves the right to reassess the Company’s decision of voluntary adherence should the Staff’s position, or the Company’s understanding of the Staff’s position, on shell company status in connection with reverse merger transactions change or evolve.

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If you should have any questions or comments with respect to the foregoing, please contact me at (346) 718-6643 or via e-mail at HTucker@gibsondunn.com.

Very truly yours,

/s/ Harrison Tucker
Harrison Tucker
Gibson, Dunn & Crutcher LLP

cc:	Andrea E. Park, AgeX Therapeutics, Inc.
Robert Phillips, Gibson, Dunn & Crutcher LLP
Chris W. Trester, Gibson, Dunn & Crutcher LLP
Scott Ludwig, Bradley Arant Boult Cummings LLP
Stephen Hinton, Bradley Arant Boult Cummings LLP